UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

REMOTE VOTING INSTRUMENT

AGM – SENDAS DISTRIBUIDORA S.A. to be held on 04/26/2024

Shareholder's Name
Shareholder's National Registry of Legal Entities (“CNPJ”)
E-mail

Instructions on how to cast your vote

If the shareholder chooses to exercise your remote voting right, under articles 26 and the following articles of the Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 81, of March 29, 2022, as amended (“CVM Resolution 81”), the shareholder shall complete the Remote Voting Instrument, which will only be regarded as valid and the votes cast here will be considered in the quorum of the Annual General Meeting (“AGM”) of Sendas Distribuidora S.A. (“Company”), called to be held exclusively digitally on April 26, 2024, at 11:00, pursuant to article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of the CVM Resolution 81, through the digital platform Ten Meetings (“Digital Platform”), if the following instructions are observed:

(i) all the fields must be duly completed;

(ii) all the pages must be initialed by the shareholder (or by his/her/its legal representative, as the case may be); and

(iii) the last page shall be signed by the shareholder (or by his/her/its legal representative, as the case may be), without the need for notarization of the signature. For this AGM, the Company will accept the Remote Voting Instrument signed electronically, preferably using the ICP-Brazil certification.

If the shareholder wishes to exercise the remote voting right, it is essential that the fields above are filled in with (i) the shareholder’s name or corporate name, as the case may be; (ii) Brazilian taxpayer number (CNPJ or CPF, as the case may be); and (iii) an email address for eventual contact required.

Kindly note that the Management Proposal mentioned in this Remote Voting Instrument is available to shareholders at the Company’s headquarters, as well as on the Company’s Investor Relations site (www.ri.assai.com.br) and on Brazilian Securities and Exchange Commission site (www.gov.br/cvm) and B3’s (www.b3.com.br).

Instructions for sending this instrument, indicating the delivery process by sending it directly to the Company or through the bookkeeping agent or custody agent

The shareholder that chooses to exercise its remote voting rights by means of this Remote Voting Instrument must complete, according to the abovementioned guidance, and send it: (i) directly to the Company; (ii) to the Company’s bookkeeping agent; or (iii) to their respective custody agent (if they provide such service), observing the following instructions:

I. Sending of this Instrument directly to the Company: The shareholder shall send, preferably by email, upon acknowledgement of receipt, to the Company’s Corporate Legal Department (adm.societario@assai.com.br), or to the Company's office at Avenida Aricanduva, No. 5555 – Âncora “E”, Central Administrativa Assaí (Shopping Interlar –Aricanduva), Vila Aricanduva, São Paulo, SP, Zip Code 03527-000, the Remote Voting Instrument (completed, initialed and signed, without the need for notarization) jointly with a copy of the following documents: (a) Proof of ownership of your shares issued by a central depository or by the bookkeeping agent; (b) for individuals: Individual Taxpayers’ Register (CPF) and identification document with a photo of the shareholder; (c) for legal entities: (i) consolidated articles of incorporation or bylaws and any other corporate documents proving the legal representation of the shareholder; and (ii) Individual Taxpayers’ Register (CPF) and identification document with a photo of the legal representative; (d) for investment funds: (i) consolidated regulations of the investment fund; (ii) articles of incorporation or bylaws of its administrator or manager, as applicable, in accordance with the fund’s voting policy, and corporate documents proving the representation powers; and (iii) Individual Taxpayers’ Register (CPF) and identification document with a photo of the legal representative.

If any of the shareholders indicated in the items (b) to (d) above may be represented by a proxy, in addition to the respective documents indicated above, the shareholder shall also submit (i) a power of attorney with specific powers for representation at the AGM; (ii) Individual Taxpayers’ Register (CPF) and identification documents with a photo of the proxy, as well as, in the case of a legal entity or fund, copies of the identification document and minutes of election of the legal representative(s) who signed the power of attorney, proving the representation powers.

For this AGM, the Company will accept powers of attorney granted by shareholders through electronic means, preferably signed using the ICP-Brazil certification.

In order to ensure the participation of shareholders, the Company will not require certified copies or notarization, legalization/apostille, or registration with the Registry of Deeds (Registro de Títulos e Documentos) of documents issued and signed in Brazilian territory or for those signed outside the country.

Furthermore, the Company will not require sworn translation of documents that were originally drafted in Portuguese, French, English, or Spanish, or those accompanied by their respective translation in these same languages. Sworn translations will be required in all other cases. The following identification documents will be accepted, provided they have a photo and are valid: RG (identity card), RNE (foreigner's identification card) or RNM, CNH (driver’s license), passport, or officially recognized professional association cards.

If this Remote Voting Instrument is eventually sent directly to the Company, and it is not fully completed or not accompanied by the supporting documents described above, it will be disregarded and the shareholder will be informed through the email address indicated in this Remote Voting Form.

The Company does not have an electronic system for receiving Remote Voting Instruments (except for the receipt by email).

II. Sending of this Instrument to the Custodian Agent or the Company´s Bookkeeping Agent: shareholders who hold shares issued by the Company deposited with a central depository may transmit voting instructions for completion of the Remote Voting Instrument through their respective custody agents, if they provide such service. Shareholders who do not have their shares deposited with a central depository may transmit voting instructions to the bookkeeping agent of the Company, BTG Pactual Serviços Financeiros S.A. DTVM (“BTG”), through the channels made available by them. The submission of the Remote Voting Instrument will be subject to the rules, instructions, and deadlines established by each custody agent or by BTG, as the case may be. For this purpose, the shareholder must contact them and verify the procedures, documents, and information established by them for issuing voting instructions through the Remote Voting Instrument.

In all cases, for the Remote Voting Form to have effect, the date of April 19, 2024 (seven (7) days before the date of the AGM) will be the last day for its RECEIPT in one of the means listed above and not the last day for it to be sent. If the Remote Voting Instrument is received after April 19, 2024, the votes will not be considered.

Also, under the terms of article 46 of CVM Resolution 81, the Company will inform the shareholder, within three (3) days from the date of receipt of this Remote Voting Instrument and the respective required documentation, whether the documents received are sufficient or not for the vote to be considered valid.

The Company clarifies that conflicting voting instructions will be disregarded, meaning those coming from the same shareholder who, in relation to the same resolution, has voted in different directions in Remote Voting Instruments delivered by different service providers.

Mailing and email address to send the remote voting instrument, if the shareholder chooses to deliver the document directly to the Company

If the shareholder chooses to send the Remote Voting Instrument directly to the Company, he/she/it shall send it up to the Corporate Legal Department, preferably by email to adm.societario@assai.com.br, or to the Company's office at Avenida Aricanduva, No. 5555 – Âncora “E”, Central Administrativa Assaí (Shopping Interlar –Aricanduva), Vila Aricanduva, São Paulo, SP, Zip Code 03527-000, upon confirmation receipt, respecting the deadlines and documents listed above.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

The institution in charge of the provision of book-entry services for the securities of the Company is BTG Pactual Serviços Financeiros S.A. DTVM. For further information and instructions on sending the BVD to the bookkeeper agent, please contact through the communication channels:

BTG Pactual Serviços Financeiros S.A. DTVM. Address: Praia de Botafogo, n.º 501, 5º andar (parte), Torre Corcovado, Botafogo, Zip Code: 22250-040, City of Rio de Janeiro, State of Rio de Janeiro.

Email: escrituracao.acao@btgpactual.com

Phone number: 11 3383-1132

Contact: Services to shareholders.

Resolutions concerning the Annual General Meeting (AGM)

Simple Resolution

1. Examination, discussion and voting on the Company's Financial Statements containing the Explanatory Notes, accompanied by the Management Report and the respective Directors' Accounts, the Independent Auditors' Report and Opinion, the Audit Board's Opinion and the Summary Annual Report and Opinion of the Statutory Audit Committee, for the fiscal year ending December 31, 2023.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution 2. Allocation of net income for the fiscal year ending December 31, 2023, in accordance with Management's Proposal. [ ] Approve [ ] Reject [ ] Abstain

Simple Resolution 3. Ratification of the election of Mr. Enéas Cesar Pestana Neto as an independent member of the Company's Board of Directors. [ ] Approve [ ] Reject [ ] Abstain

Simple Question

4. Setting the overall annual limit for the remuneration of the Company's managers for the fiscal year ending December 31, 2024, in accordance with Management's Proposal.

[ ] Approve [ ] Reject [ ] Abstain

Simple Question

5. Do you want to request the installation of the Fiscal Council, in accordance with article 161 of the Law n° 6,404/1976?

Deliberation included in the Remote Voting Instrument in compliance with the provisions of the sole paragraph of article 36 of the RCVM 81/22.

[ ] Approve [ ] Reject [ ] Abstain

Simple Question

6.

In the event of a second call for this AGM, the voting instructions contained in this Remote Voting Instrument may be also considered for holding the AGM on second call?

[ ] Approve [ ] Reject [ ] Abstain

City:_______________________________________________________________

Date:______________________________________________________________

Signature:__________________________________________________________

Shareholder's Name:__________________________________________________

Phone Number:______________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2024

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.